SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                              File No. 000-09879


(CHECK ONE)  [ ] Form 10-K and Form 10-KSB  [ ] Form 11-K  [ ] Form 20-F
             [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

                       For Period Ended November 30, 2002
             ------------------------------------------------------

[ ] Transition Report on Form 10-K and Form KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the transition period ended _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A
                                                        -----------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:        VACATION OWNERSHIP MARKETING, INC.
                                --------------------------------------

Former name if applicable:      MAGNUM COMMUNICATIONS CORP.
                                ------------------------------

Address of principal executive office (Street and Number)

                                6915 RED ROAD, SUITE 222
                                ---------------------------

City, State and Zip Code        CORAL GABLES, FLORIDA 33143
                                ---------------------------

                                     PART II
                             RULE 12B-25(B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [x]



            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
            (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
            (c) The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets If Needed.)

         The registrant's financial statements could not be completed on a timely basis. A statement by the registrant's independent auditors is attached hereto as Exhibit 99.1.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

RICHARD ASTROM     (305)            666-6565
-------------------------------------------------------------
(Name)          (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be



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reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant has discontinued its operations since the period ended November 30, 2001. As such, while the Registrant showed approximately $600,000 of revenue during the three months ended November 30, 2001, the Registrant expects to show $0 of revenue during the three months ended November 30, 2002.




                       VACATION OWNERSHIP MARKETING, INC.
 -------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:   January 15, 2003               BY:      /s/ CHRISTOPHER ASTROM
         ----------------                        ------------------------------
                                                 Christopher Astrom, President































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                                  EXHIBIT INDEX


Exhibit Number                                        Title

    99.1                        Statement by Bagell, Josephs & Company LLC dated
                                January 15, 2003



















































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                                                                    Exhibit 99.1

                        Bagell, Josephs & Company, L.L.C.
                          Certified Public Accountants
                               High Ridge Commons
                                 Suites 400-403
                           200 Haddonfield Berlin Road
                           Gibbsboro, New Jersey 08026
                        (856) 346-2828 Fax (856) 346-2882


January 15, 2003


The Securities and Exchange Commission


Dear Sir or Madam:


We hereby confirm that the Form 10-QSB for Vacation Ownership Marketing, Inc. (the "Company") cannot be filed in a timely manner without unreasonable effort or expense. As the Company's independent auditors, we will not be able to complete the Company's consolidated financial statements on or before the date the Form 10-QSB must be filed.


Sincerely,
/s/ NEIL I. LEVINE
---------------------------
Neil I. Levine
Certified Public Accountant


cc:      Vacation Ownership Marketing, Inc.
         Gibson, Dunn & Crutcher, L.L.P.






















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